Securities and Exchange Commission

November 4, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:      Sandra B. Hunter, Staff Attorney

        Nicole Collings, Staff Attorney

        Kristi Marrone, Senior Staff Accountant

        Bill Demarest, Staff Accountant

Ladies and Gentlemen,

I am submitting this letter on behalf of GEX Management, Inc. (the “Company” or “GEX”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 28, 2016 relating to the Company’s Registration Statement on Amendment No. 1 to Form S-1 (Registration No. 333-213470) filed with the Commission on October 7, 2016 (the “Amendment No. 1”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered commends in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, GEX has revised the Registration Statement to update other disclosures.

Prospectus Summary, page 1

1.	We note your response to our prior comment 4. We continue to note your disclosure that your officers, directors and their affiliates will be able to purchase up to 25% of the common stock in this offering. In the event that your officers, directors and their affiliates decide to purchase shares, please clarify whether such purchases would count toward the minimum offering.

The Company advises the Staff that the disclosure on page 1 of Amendment No. 2, in the Section entitled “Prospectus Summary”, has been revised to state that if the officers, directors and their affiliates do in fact participate in the offering that it will not count toward the minimum offering.

2.	We note your response to our prior comment 5. Please revise your disclosure to reference your auditor’s report which states that there is a substantial doubt about your ability to continue as a going concern.

The Company advises the Staff that it has revised the disclosure on the bottom of page 1 of Amendment No. 2 in order to reference our auditor’s report which states that there is a substantial doubt about the Company’s ability to continue as a going concern. In addition, Amendment No. 1, as well as Amendment No. 2 contains a risk factor on page 6 which references our auditor’s report that states that there is a substantial doubt about the Company’s ability to continue as a going concern.

Securities and Exchange Commission

November 4, 2016

Risk Factors, page 2

3.	We note your response to our prior comment 6. Please cite the specific legal basis, such as applicable state law, for your assertion that, “The funds are not at risk from creditors, because the funds will not be deposited and negotiated until the minimum amount is reached. Until the checks are deposited and negotiated they will legally be the property of the payor.” Alternatively, please add a risk factor to disclosure to discuss the risks of not having an escrow agreement or any other agreement regarding the custody of the initial funds raised and addressing the risk that your creditors may have access to the funds in the company’s safe and consequently the funds would not be available for refund to subscribers if the minimum is not sold in the offering.

The Company advises the Staff that it has revised the disclosure on page 9 of Amendment No. 2, paragraph 5, to state that because the Company does not have an escrow agreement or any other agreement that the funds could potentially be at risk from the Company’s creditors. Furthermore, a risk factor was added on page 6 entitled “The funds raised in this offering could potentially be seized by the Company’s creditors.”

Dependence on One or a Few Major Customers, page 14

4.	We note your response to our prior comment 8 in which you have revised your disclosure to state that the Company provides back office services to P413 and Vicar, entities in which your Chief Executive Officer has an ownership stake. We further note your revised disclosure on page 14 that your four largest customers make up approximately 91% of your net revenue as of June 30, 2016. To the extent applicable, please revise to clarify whether any of your four largest customers are affiliates of your senior executives.

The Company advises the Staff that it has revised the Section “Dependence on One or a Few Major Customers” on page 14 of Amendment No. 2 to state that two of the four major customers include Vicar and P413 which are both related parties.

Interest of Management and Others in Certain Transactions, page 17

5.	Please revise to disclose the dates on which the loans from Carl Dorvil and P413 must be repaid.

The Company advises the Staff that it has revised the paragraph describing the note payable to Mr. Dorvil on page 17 of Amendment No. 2 in order to state the date in which the note is payable and due. Additionally, the paragraph describing the note payable to P413 on page 18 of Amendment No. 2 in order to state the date in which the note is payable and due.

Securities and Exchange Commission

November 4, 2016

Note 1. Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-14

6.	We note your response to comment 20. It is unclear which paragraphs of ASC 605-25 you have relied upon to support your “modified proportional performance” revenue recognition policy. Please provide a more specific reference including the related sub-paragraph.

The Company advises the Staff that the word “modified” in the phrase “modified proportional performance” was included in error. It has been removed from the “Revenue Recognition” Note 2 on page F-5 and page F-14 of Amendment No. 2. Furthermore, see the Company’s response to comment No. 7 below.

7.	Your response to comment 20 indicates that to date you have only recognized revenue using the straight-line method. Please clarify whether it is your current policy to only use the straight-line method or if your policy allows for changes in method based on specific contracts. If the latter, specify the circumstances that would result in the use of a particular method.

The Company advises the Staff that it continually analyzes customer contracts to determine how the revenues for the deliverables should be recognized. To date, all of the revenue from the Company’s contracts has been recognized on a straight-line basis. The Company’s revenue recognition policy is in accordance with ASC 605-25, which allows for separate units of accounting based upon the characteristics of the deliverables in specific contracts.

If the Company was to provide an example of a contract containing multiple deliverables, for which it is currently qualified, that would require a method of revenue recognition other than the straight-line basis, it would be as follows: If GEX provides IT services that would combine equipment, training and software development in one contract, then GEX would recognize the equipment after it has been installed, the training over the period of the training term, and the software on a percentage of completion basis. We have added a sentence to the last paragraph to Note 2 on pages F-5 and F-14 of Amendment No. 2 to state that all of the revenue from the Company’s contracts has been recognized on a straight-line basis.

Note 2. Accounts Receivable and Concentration of Credit Risk, page F-16

8.	We note your response to comment 22 and the disclosure on page F-7. It appears at least $202,582, or 72% of the June 30, 2016 combined accounts receivable balances remains outstanding, all of which relates to your five largest customers at that date. This amount is approximately 61% of your total assets at that date. You believe that the payments received to date indicate that the credit risk is minimal. However, it has been more than 90 days since the end of the period and the majority of the amounts due remain outstanding. Please tell us whether there are any special payment terms for these receivables and whether such a long collection period is typical for your business. Also, it is unclear, regardless of credit risk, how you determined that there is no investment risk due to the significant asset concentration. Please clarify.

Securities and Exchange Commission

November 4, 2016

The Company advises the Staff that the receivables are from customers that have a multi-year, recurring business relationship with the Company, and, to date, the customers, both related party and non-related party alike, have not refused payment. The Company provides multiple, different back office services for its customers on an as needed basis, and then the Company will bill the customer. Collection periods typically range from 30, 60 and 90 days after the service has been invoiced.

As of November 2, 2016 the Company collected $181,140 (64%) of the June 30, 2016 accounts receivable. One of the five largest customers (non-related party) with a balance of $52,820 at June 30, 2016 is paying a minimum of $2,000 per month, which represents 19% of our accounts receivable at June 30, 2016. Based on the foregoing, the Company’s risk related to its accounts receivable is reduced to 16%. Therefore, the Company asserts that while the accounts receivable, at different points in time, can account for a significant concentration of the Company’s assets, that it is not an investment risk due to the payment history of our clients, which includes the five major customers. Due to Note 2 in our financial statements, for both June 30, 2016 and December 31, 2015, we have added a risk factor addressing the potential credit or investment risk on page 2 to Amendment No. 2.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 877-210-4396.

Sincerely,

GEX Management, Inc.

/s/ Clayton Carter

Clayton Carter, Chief Financial Officer